CLEANTECH BIOFUELS, INC.
7320 FORSYTH, UNIT 102
ST. LOUIS, MISSOURI 63105

December 19, 2007

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

Attn:	Ms. Jennifer Hardy
Branch Chief
Division of Corporation Finance

Re:	CleanTech Biofuels, Inc.
Registration Statement on Form SB-2
File No. 333-145939

Dear Ms. Hardy:

We are filing herewith, via EDGAR, Amendment No. 3 (the “Amendment”) to the above-referenced Registration Statement on Form SB-2 (the “Registration Statement”).  Additionally, this letter is to respond to the Staff’s letter of comment dated December 11, 2007 to Edward P. Hennessey, Jr., the Chief Executive Officer and President of CleanTech Biofuels, Inc., with respect to the Registration Statement.  For your convenience, we have restated herein each of the Staff’s comments followed by our response thereto.

In addition to the transmission of this letter via EDGAR, we are delivering via overnight mail three hard copies of this letter and three marked copies of the Amendment showing our changes to the original disclosure.

Financial Statements – September 30, 2007

Statements of Changes in Stockholders’ Deficit, page F-1

1.           In your adjustment to record the recapitalization upon reverse merger on May 31, 2007, it appears that you have recorded the difference between AETA’s net liabilities and the amount recorded to common stock for par value as an adjustment to additional paid in capital. Please revise your statement of stockholders’ equity to reflect this difference of $(134,348) as an adjustment to accumulated deficit during developmental stage instead of additional paid in capital.

Securities and Exchange Commission
Attn:  Ms. Jennifer Hardy
        December 19, 2007

Response:

Please see the change on page F-14 and F-12 of the Amendment.

Note 6 – Related Party Transactions, page 18

2.           You indicate that you entered into stock purchase agreements with certain members of the Board of Directors. You indicated that the directors issued notes in exchange for their stock purchases and these notes are recorded as long-term notes receivable. Please revise your financial statements to reflect these long-term notes receivable as a deduction from stockholders’ equity in accordance with SAB Topic 4E.  Otherwise, please advise accordingly.

Response:

We have recorded in accordance with SAB Topic 4E. Please see the revisions on pages F-12 through F-18 of the Amendment.

Note 7 – Share-based Payments, page F-18

3.           Please disclose how you accounted for the warrants issued to RAM Resources, LLC on August 30, 2007 to purchase 1,923,495 shares of your common stock at a price of $.13 per share. Please disclose the fair value of these warrants and the impact on your statement of operations for the periods presented and future periods similar to your disclosure on page F-19.

Response:

Please see the revisions on pages 20 and F-12 through F-20 of the Amendment.

We believe that the foregoing is fully responsive to the comment letter.  Please direct any further questions or comments to the undersigned.

Very truly yours,

/s/ Michael D. Kime
Michael D. Kime, General Counsel